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                             February 24, 2023

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 14,
2023
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2023, letter.

       Amendment No. 2 to Form S-4

       Beneficial Ownership of Combined Entity Securities, page 119

   1. We note your revisions in response to prior comment 11. Please further revise this section to provide the
disclosure required by Item 201(b) of Regulation S-K, as this relates to the registrant (pursuant to
Item 14(d) of Form S-4) and the acquired company (pursuant to
                                                        Item 17(b)(2) of Form
S-4). Revise the caption and lead-in to clarify that the information relates to Energem and
Graphjet (on a pre-combination basis) and to the combined entity
                                                        (on a post-combination
basis), and revise the table accordingly.
 Swee Guan Hoo
FirstName LastNameSwee Guan Hoo
Energem Corp.
Comapany24,
February  NameEnergem
            2023       Corp.
February
Page 2 24, 2023 Page 2
FirstName LastName
Graphjet's Business
Facilities, page 155

2. We note that page 23 of the investor presentation filed as an exhibit to the Form 8-K on
         February 13, 2023, indicates that land and local permissions for the new factory have been obtained, and targets the first quarter of 2025 for the start of production. Please update the disclosure in this section to include this and/or other information regarding the status of the new factory and expected production.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Transaction Accounting Adjustments to the Energem and Graphjet Unaudited Pro
Forma Condensed Combined Balance Sheet as of September, page 169

3. Refer to Note 3 (J). It appears that the 2,760,000 FA shares reported in the pro forma share ownership table on page 75 were not reflected in the pro forma share amounts on page 169. Please revise or advise.
Index to Financial Statements, page F-1

4. Please provide updated financial statements and related disclosures for Energem and
         Graphjet as required by Rule 8-08 of Regulation S-X.
Exhibits

5. We note your response to prior comment 15. Since the revised disclosure under "Legal
         Matters" appears to indicate that both Rimon P.C. and Ogier (Cayman) LLP will be issuing legality opinions, please file both opinions as exhibits to your registration statement.
General

6. Please revise your disclosure to include compensation information with respect to
         Graphjet's directors and executive officers. Refer to Item 402 of Regulation S-K.
       You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Debbie Klis